Michele F Vaillant
Partner
T. 973.639.2011
F. 973.297.3826
mvaillant@mccarter.com

McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102
T. 973.622.4444
F. 973.624.7070
www.mccarter.com

BOSTON
HARTFORD
NEW YORK
NEWARK
PHILADELPHIA
STAMFORD
WILMINGTON

January 15, 2009

VIA EDGAR - CORRESPONDENCE ONLY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Attention:  Brian K. Bhandari, Branch Chief

Re:	Gen/Rx, Inc.
Form 10-K for the Fiscal Year Ended
December 31, 2007
File No. 000-24496

Dear Mr. Bhandari:

On behalf of Gen/Rx, Inc. (the “Company”), we hereby provide the following responses to the Staff’s comments contained in the letter to the Company dated December 19, 2008 (the “Comment Letter”) relating to the above-referenced Form 10-K and the Form 10-Q for the period ended March 31, 2008.  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments below in bold face type with the Company’s response provided immediately following.

Form 10-K for the fiscal year ended December 31,2007

Item 9A (T). Controls and Procedures Evaluation of Disclosure Controls and Procedures, page 12

1.             In light of the comments below regarding deficiencies in management’s annual report on internal control over financial reporting, please consider whether management’s failure to provide a complete report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. If you continue to believe your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.  Otherwise, please amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted. Please note that, based on the issues raised in this comment letter, you may only need to file an abbreviated Form 10-K/A.

We note the Staff’s comment and, in response thereto, on behalf of the Company we advise the Staff that management has previously taken the position that its disclosure controls are adequate based on the circumstances, as indicated in the

Form 10-K, that the Company has been a shell company without operations for over ten years and has only one officer and director.  While the lack of personnel and resources may create an unavoidable weakness relative to internal control over financial reporting, it was management’s view that this same limitation eliminated the need for structured communication among various departments and personnel thereby allowing a conclusion that the disclosure controls were adequate.  Management has revisited this view and reached a different conclusion and has prepared an amendment to Form 10-K which is being filed contemporaneously with this correspondence to include a statement that management has now concluded that its disclosure controls are inadequate.

Management’s Annual Report on Internal Control over Financial Reporting, page 13

2.             Please revise to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

We note the Staff’s comment and, in response thereto, the Company has prepared an amendment to Form 10-K which is being filed contemporaneously with this correspondence to include a statement identifying that the Company has used the Internal Control Integrated Framework created by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting.

3.             We note your disclosure of a material weakness; however you have not concluded on the effectiveness of internal control over financial reporting (i.e. effective or ineffective). Your management report did not comply with the requirement of Item 308(a)(3) of Regulation S-K. The existence of a material weakness will preclude management from concluding that internal control over financial reporting is effective. Accordingly, please revise to state your conclusion on the effectiveness of your internal control over financial reporting.

We note the Staff’s comment and, in response thereto, the Company has prepared an amendment to Form 10-K which is being filed contemporaneously with this correspondence to revise management’s conclusion on the effectiveness of its internal control over financial reporting based on the existence of a material weakness.

Form 10-Q for the quarterly period ended March 31,2008. Item 4. Controls and Procedures

4.             We note that your disclosures do not comply with Item 307 of

Regulation S-K.  Specifically, your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to filing as indicated by your disclosure. We also note similar disclosure in your quarterly reports for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008. Please amend your filings to address each of the matters noted above.

We note the Staff’s comment and, in response thereto, the Company has prepared an amendment to its quarterly reports for the periods ended March 31 June 30 and September 30, 2008 to correctly reflect that the date of management’s evaluation of internal controls was conducted at the end of the applicable period.

5.             We note your disclosure that your certifying officer concluded that your disclosure controls and procedures were adequate. We also note similar disclosure in your quarterly reports for the periods ended June 30, 2008 and September 30, 2008.  Please explain to us the meaning of adequate.  It is not clear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective or ineffective. In light of the comments above regarding disclosure controls and procedures, please consider whether management’s failure to provide appropriate disclosures impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report and revise your disclosure as appropriate. If you believe your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

We note the Staff’s comment and, on behalf of the Company, we advise the Staff that management of the Company has previously taken the position that its procedures were adequate in light of the Company’s circumstances, i.e. that its lack of operations and status as a shell company, limited funds and activities and limited personnel eliminated the Company’s need for structured communication among various departments and personnel to ensure that information required to be disclosed in the Company’s periodic reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and related forms.  The Company has revisited its position and concluded that its disclosure controls are not effective and has amended its reports to revise management’s conclusion regarding effectiveness.

Exchange Act Reports

6.             Please revise your other Exchange Act reports, as necessary, to comply with the comments above. Specifically address our comments above regarding your disclosure controls and procedures.

In response to this comment and the other comments contained in the Staff’s letter, the Company has amended its reports which amendments are filed contemporaneously with this correspondence.

Included herewith is a statement of the Company making the acknowledgements requested by the Staff.

In the event of any questions regarding this respond or the amendments filed in response to the Staff’s comments, please do not hesitate to contact Jack Margareten, Acting President of the Company, at 516-569-3800 or the undersigned.

Very truly yours,

/s/ Michele F. Vaillant

Michele F Vaillant

cc:	Tia Jenkins
Senior Assistance Chief Accountant

Raj Raja
Staff Accountant

Jack Margareten
Acting President

GEN/RX, INC.

600 Woodmere Boulevard

Woodmere, New York  11598

January 15, 2009

VIA EDGAR - CORRESPONDENCE ONLY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Brian K. Bhandari, Branch Chief

Re:	Gen/Rx, Inc.
Form 10-K for the Fiscal Year Ended
December 31, 2007
File No. 000-24496

Dear Sir:

Pursuant to the letter from the Staff of the Securities and Exchange Commission, dated December 19, 2008, Gen/Rx, Inc. (the “Company”) acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2007 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 and any amendments thereto, respectively (collectively, the “Filings”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand and acknowledge that that the Division of Enforcement has access to all information which we have provided to the Staff of the Division of Corporation Finance in its review of our Filing or in response to SEC comments on our Filings.

Most respectfully,
Gen/RX, Inc.

By:	/s/Jack Margareten
Jack Margareten
Acting President